                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                     ------------------------------------


                               SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)

                                      AND

                                SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)

                     ------------------------------------


                         CENTURY PROPERTIES FUND XVII
                           (Name of Subject Company)

                            IPLP ACQUISITION I LLC
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                        INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)

                                     NONE
                     (Cusip Number of Class of Securities)


                     ------------------------------------



                               JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                        INSIGNIA FINANCIAL GROUP, INC.
                          375 PARK AVENUE, SUITE 3401
                           NEW YORK, NEW YORK 10152
                                (212) 750-6070


           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   COPY TO:
                              JOHN A. HEALY, ESQ.
                                ROGERS & WELLS
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000

                     ------------------------------------





                              Page 1 of 10 Pages



----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                    14D-1/A AND 13D/A                                 Page 2
----------------------------------                                                     -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        IPLP ACQUISITION I LLC
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                                 (a) |_|

                                                                                                                 (b) |X|
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only



------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        AF
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                       DELAWARE
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                       25,967.5
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                       34.6%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                       OO
========================================================================================================================






----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                    14D-1/A AND 13D/A                                 Page 3
----------------------------------                                                     -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA PROPERTIES, L.P.
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                                 (a) |_|

                                                                                                                 (b) |X|
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        WC
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        25,967.5
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        34.6%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        PN
========================================================================================================================






----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                    14D-1/A AND 13D/A                                 Page 4
----------------------------------                                                     -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA PROPERTIES TRUST
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                                (a) |_|

                                                                                                                (b) |X|
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        MARYLAND
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        25,967.5
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        34.6%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        OO
========================================================================================================================






----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                    14D-1/A AND 13D/A                                 Page 5
----------------------------------                                                     -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        INSIGNIA FINANCIAL GROUP, INC.
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                               (a)  |_|

                                                                                                               (b)  |X|
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        DELAWARE
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        25,967.5
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        34.6%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        CO
========================================================================================================================






----------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                    14D-1/A AND 13D/A                                 Page 6
----------------------------------                                                     -----------------------------------

========================================================================================================================
    1.       Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons

                                        ANDREW L. FARKAS
------------------------------------------------------------------------------------------------------------------------
    2.       Check the Appropriate Box if a Member of a Group

                                                                                                                (a) |_|

                                                                                                                (b) |X|
------------------------------------------------------------------------------------------------------------------------
    3.       SEC Use Only
------------------------------------------------------------------------------------------------------------------------
    4.       Sources of Funds

                                        NOT APPLICABLE
------------------------------------------------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization

                                        UNITED STATES
------------------------------------------------------------------------------------------------------------------------
    7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        25,967.5
------------------------------------------------------------------------------------------------------------------------
    8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares

                                                                                                                   | |
------------------------------------------------------------------------------------------------------------------------
    9.       Percent of Class Represented by Amount in Row 7

                                        34.6%
------------------------------------------------------------------------------------------------------------------------
   10.       Type of Reporting Person

                                        IN
========================================================================================================================

           AMENDMENT NO. 3 TO 14D-1/AMENDMENT NO. 5 TO SCHEDULE 13D

         This Amendment No. 3, which amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on August 28, 1997, as amended by Amendment No. 1 filed with the Commission on September 10, 1997 and Amendment No. 2 filed with the Commission on September 15, 1997 (the "Schedule 14D-1") by IPLP Acquisition I LLC (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia"), also constitutes Amendment No. 5 to the Statement on Schedule 13D of the Purchaser, IPLP, IPT, Insignia and Andrew L. Farkas, originally filed with the Commission on August 29, 1995, as amended by Amendment No. 1 filed with the Commission on January 30, 1996, Amendment No. 2 filed with the Commission on February 28, 1996, Amendment No. 3 filed with the Commission on January 16, 1997, and Amendment No. 4 filed with the Commission on August 28, 1997 (and together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the tender offer of the Purchaser to purchase up to 22,500 of the outstanding units of limited partnership interest ("Units") of Century Properties Fund XVII, a California limited partnership (the "Partnership"), at a purchase price of $225 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-1.


ITEM 10.  ADDITIONAL INFORMATION.

         (e) On Wednesday, September 24, 1997, the Superior Court for the State of California, San Mateo County denied an ex parte application made by plaintiffs in the Kline Complaint seeking a temporary restraining order prohibiting the Purchaser from purchasing Units pursuant to the Offer.

         (f) The Offer has been extended to 5:00 p.m., New York time, on Tuesday, September 30, 1997. On September 25, 1997, the Purchaser issued a press release announcing such extension and reporting that approximately 3,349 Units had been tendered pursuant to the Offer to date. A copy of the press release has been filed as Exhibit (a)(4) to this Amendment No. 3 and is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(4) Text of press release issued by the Purchaser on September 25, 1997.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 26, 1997

                            IPLP ACQUISITION I LLC


                           By: /s/ JEFFREY P. COHEN
                               -------------------------
                               Jeffrey P. Cohen
                               Manager


                           INSIGNIA PROPERTIES, L.P.

                           By: Insignia Properties Trust,
                               its General Partner


                           By: /s/ JEFFREY P. COHEN
                               -------------------------
                               Jeffrey P. Cohen
                               Senior Vice President



                           INSIGNIA PROPERTIES TRUST


                           By: /s/ JEFFREY P. COHEN
                               -------------------------
                               Jeffrey P. Cohen
                               Senior Vice President



                           INSIGNIA FINANCIAL GROUP, INC.


                            By:/s/ FRANK M. GARRISON
                               -------------------------
                               Frank M. Garrison
                               Executive Managing Director



                           SOLELY FOR PURPOSES OF, AND INSOFAR
                           AS THIS FILING CONSTITUTES, AMENDMENT
                           NO. 5 TO THE STATEMENT ON SCHEDULE
                           13D


                           /s/ ANDREW L. FARKAS
                           -------------------------
                           ANDREW L. FARKAS

                                 EXHIBIT INDEX



   EXHIBIT NO.                       DESCRIPTION
   -----------                       -----------

      (a)(4) Text of press release issued by the Purchaser on September 25, 1997.